Nexus Enterprise Solutions, Inc.

July 26, 2013

Via SEC Edgar Submission

Scott Anderegg, Staff Attorney

Mara L. Ransom, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Nexus Enterprise Solutions, Inc. (the Company)

             Form S-1 Registration Statement

File Number: 333-184832

Ladies and Gentlemen;

At this time, on behalf of the Company, we hereby request acceleration of the effective date of the Registration Statement pursuant to Rule 461 to July 30, 2013 at 4 PM, Washington, D.C. local time, or as soon as practicable thereafter. In connection with this request, we represent the following:

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We confirm that we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of securities specified in the Registration Statement. Further, we understand that request for acceleration is a confirmation of the fact that we are aware of our responsibilities under the federal securities laws. If you have any additional questions, do not hesitate to contact our counsel, Ken Bart at (720) 226-7511.

Nexus Enterprise Solutions, Inc.

/s/ John Limansky

John Limansky, President

/s/ Maureen Morgan Bokzam

Maureen Morgan Bokzam, Vice President

/s/ Jason Foster

Jason Foster, Chief Executive Officer